UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Liquidity Services, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
53635B107
(CUSIP Number)
James C. Roumell
Roumell Asset Management, LLC
2 Wisconsin Circle, Suite 640
Chevy Chase, MD 20815
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 30, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 53635B107

1	NAME OF REPORTING PERSON: Roumell Asset Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-2145132
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
288,818 (These shares are deemed to be owned beneficially by Roumell Asset Management, LLC solely as a result of its discretionary power over such shares as investment adviser to the Roumell Opportunistic Value Fund(the "Fund").

8	SHARED VOTING POWER
31,270 (These shares are deemed to be owned beneficially by Roumell Asset Management, LLC ("RAM") solely as a result of its discretionary power over such shares as investment adviser to its clients.

9	SOLE DISPOSITIVE POWER
288,818 (These shares are deemed to be owned beneficially by Roumell Asset Management, LLC solely as a result of its discretionary power over such shares as investment adviser to the Roumell Opportunistic Value Fund(the "Fund").

10	SHARED DISPOSITIVE POWER
31,270 (These shares are deemed to be owned beneficially by Roumell Asset Management, LLC ("RAM") solely as a result of its discretionary power over such shares as investment adviser to its clients.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,088
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9% (The denominator is based on the 34,020,716 shares of common stock outstanding as of May 4, 2020, as stated on the facing page of the Form 10-Q for the quarter ended March 31, 2020 (the "Form 10-Q") filed by Liquidity Services, Inc.

14	TYPE OF REPORTING PERSON IA

CUSIP No.: 53635B107

1	NAME OF REPORTING PERSON: James C. Roumell ("Roumell") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
295,418 (Includes 288,818 shares of common stock held by the Fund and 6,600 shares of common stock owned directly by Roumell. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial of the shares beneficially owned by the Fund.)

8	SHARED VOTING POWER
31,270 (These shares are deemed to be owned beneficially by RAM solely as a result of its discretionary power over such shares as investment adviser to its clients. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial of the shares beneficially owned by RAM.)

9	SOLE DISPOSITIVE POWER
295,418 (Includes 288,818 shares of common stock held by the Fund and 6,600 shares of common stock owned directly by Roumell. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial of the shares beneficially owned by the Fund.)

10	SHARED DISPOSITIVE POWER
31,270 (These shares are deemed to be owned beneficially by RAM solely as a result of its discretionary power over such shares as investment adviser to its clients. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial of the shares beneficially owned by RAM.)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 326,688
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1% (The denominator is based on the 34,020,716 shares of common stock outstanding as of May 4, 2020, as stated on the facing page of the Form 10-Q filed by Liquidity Services, Inc.

14	TYPE OF REPORTING PERSON IN

CUSIP No.: 53635B107
ITEM 1.	SECURITY AND ISSUER:
This Schedule 13D relates to the common stock of Liquidity Services, Inc. (the "Issuer"). The principal executive office of the Issuer is 6931 Arlington Road, Suite 200, Bethesda, Maryland 20814.
ITEM 2.	IDENTITY AND BACKGROUND:
This joint statement on Schedule 130 is being filed by Roumell Asset Management, LLC and by James C. Roumell (the "Reporting Persons").

Roumell Asset Management is organized as a Maryland limited liability company. Its principal address, and address of its principal business, is 2 Wisconsin Circle, Suite 640, Chevy Chase, Maryland 20815. Roumell Asset Management is a registered investment adviser.

Mr. Roumell's business address is 2 Wisconsin Circle, Suite 640, Chevy Chase, Maryland 20815. Mr. Roumell's present principal occupation is acting as the President of Roumell Asset Management, a registered investment adviser, whose address is set forth above.

During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
Roumell Asset Management is the sole investment adviser to the Roumell Opportunistic Value Fund (the "Fund"), an investment company registered under the Investment Company Act of 1940. As investment adviser to the Fund, Roumell Asset Management caused the Fund to purchase 288,818 shares of common stock of the Issuer. The aggregate purchase price was $1,396,280, inclusive of brokerage commissions. The sources of funding for these purchases were proceeds from the sale of Fund shares.

Roumell Asset Management is a registered investment adviser under the Investment Advisers Act of 1940. Roumell Asset Management directed client accounts as to which it had discretionary authority to purchase, for the clients' benefit and in the clients' names (or in street name), 31,270 shares of common stock of the Issuer and in most instances, has voting power over such shares. The aggregate purchase price was $173,947, inclusive of brokerage commissions. The sources of funding for these purchases were individual client funds.

Mr. Roumell purchased 6,600 shares of common stock for an aggregate purchase price of $38,568, inclusive of brokerage commissions. The source of funding for these purchases was personal funds.
ITEM 4.	PURPOSE OF TRANSACTION:
The Reporting Persons acquired shares of the common stock of the Issuer as part of their ordinary course of business for investment purposes, based on their belief that the Issuer's stock is undervalued and represents an attractive investment opportunity. As of March 6, 2020, the Reporting Persons decided to send a letter to the Issuer's board of directors to ask it review the Issuer's strategic options. Accordingly, the Reporting Persons sent a letter, dated March 11, 2020, to the Issuer's board of directors. A copy of that letter was filed as an exhibit with the original Schedule 13D on March 11, 2020.

The Reporting Persons, in the ordinary course of business, regularly review their equity interest in the Issuer. The Reporting Persons may purchase additional shares or dispose of all or any portion of the shares of the Issuer.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

As we were not and are not holders of the number of securities of the Issuer that require filing on Schedule 13D, our previous 13D filing was voluntary and discretionary in nature. As such, the Reporting Persons intend this Amendment No. 1 to serve as an exit filing for the Reporting Persons.

Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or board of directors, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuers business or corporate structure; (g) any change in the Issuers charter or bylaws which may impede the acquisition of control of the Issuer by any person; (h) the Issuers common stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
(a) See Items 11 and 13 of the cover pages of this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of common stock beneficially owned by each of the Reporting Persons.

(b) See Items 7, 8, 9 and 10 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares of common stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and/or sole or shared power to dispose or to direct the disposition of such shares of common stock.

The 288,818 shares are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary power over such shares as investment adviser to the Fund. The 31,270 shares are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary investment power and, in most instances, voting power over such shares as investment adviser. Roumell Asset Management has no economic interest in these shares. Mr. Roumell is the President of Roumell Asset Management and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of Roumell Asset Management, Mr. Roumell could be deemed the beneficial owner of the shares beneficially owned by Roumell Asset Management and the Fund.

The percentage of the common stock set forth for each Reporting Person in this Item 5 was calculated based upon on the 34,020,716 shares of common stock outstanding as of May 4, 2020, as stated on the facing page of the Form 10-Q for the quarter ended March 31, 2020, filed by the Issuer.

(c) During the 60-day period ended June 30, 2020, Roumell Asset Management conducted the following transactions in the Issuer's common stock on behalf of the Fund and its client advisory accounts, as noted below. Prices do not reflect brokerage commissions paid.

Date No. of Shares Aggregate Price Buy/Sell
05/05/2020 543 2,725.41 S
05/06/2020 2,891 14,588.81 S
05/27/2020 28,744 167,030.56 S
05/28/2020 41,694 244,233.88 S
05/29/2020 5,823 33,519.35 S
06/01/2020 46,135 266,013.14 S
06/02/2020 11,110 63,893.31 * S
06/03/2020 5,601 33,329.69 S
06/04/2020 70,000 414,467.84 S
06/11/2020 77,957 474,958.11 S
06/11/2020 6,370 38,882.26 * S
06/12/2020 20,000 116,137.43 S
06/16/2020 30,000 172,763.18 S
06/16/2020 3,210 18,457.08 * S
06/23/2020 17,009 112,401.49 S
06/24/2020 24,502 157,789.02 S
06/29/2020 1,710 10,401.56 * S
06/30/2020 87,135 533,170.35 S

* Denotes transactions for client advisory accounts

Mr. Roumell did not have any transactions in the Issuer's common stock during the 60- day period ended June 30, 2020.

(d) Investors in the Fund have the right to receive or direct the receipt of dividends from the 288,818 shares of the Issuer's common stock, but proceeds from the sale of such shares become assets of the Fund. Roumell Asset Management's advisory clients have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 31,270 shares of the Issuer's common stock. Mr. Roumell has the right, through his personal account, to receive dividends from, or the proceeds from the sale of, the 6,600 shares of the Issuer's common stock.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
The Investment Advisory Agreement between Roumell Asset Management and its clients for whom Roumell Asset Management conducted the acquisition of the subject shares provides that Roumell Asset Management has shared authority to vote and discretionary authority to acquire or dispose of securities such as the subject shares, provided that clients can cause a disposition by requesting their account be liquidated or transferred to another investment adviser or brokerage firm.

ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
Exhibit 7.01 Joint Filing Agreement by and among the Reporting Persons, dated July 1, 2020.

CUSIP No.: 53635B107
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
July 01 2020	Roumell Asset Management, LLC By: /s/ James C. Roumell Name: James C. Roumell Title: President
July 01 2020	James C. Roumell By: /s/ James C. Roumell Name: James C. Roumell Title:
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 53635B107
Exhibit 7.01

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them this Schedule 13D (including further amendments thereto) with respect to the common stock of ZAGG Inc., and that this Joint Filing Agreement be included as an exhibit to such joint filing.

This Joint Filing Agreement may be executed in one or more counterparts, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this 1st day of July 2020.

ROUMELL ASSET MANAGEMENT, LLC
By: /s/ James C. Roumell
James C. Roumell, President

By: /s/ James C. Roumell
James C. Roumell